Exhibit 99.2

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Financial Statements (unaudited)

June 30, 2022 and June 30, 2021

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statements of Income and Comprehensive Income

(in thousands of U.S. Dollars, except per share amounts) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$80,570	$93,228	$166,056	$189,895
Operating expenses:
Cost of revenue(1)	27,497	32,490	56,345	66,338
Sales and marketing(1)	18,051	20,024	37,842	39,752
Research and development(1)	4,333	4,407	9,013	10,098
General and administrative(1)	77,180	8,706	82,450	13,010
Depreciation and amortization	1,493	5,869	3,706	13,345

Total operating expenses	$128,554	$71,496	$189,356	$142,543

Operating income	$(47,984)	$21,732	$(23,300)	$47,352

Other income (expense):
Interest expense	(454)	(512)	(925)	(1,021)
Interest income	586	32	794	83
Gain on foreign currency transactions	193	163	315	406
Gain (loss) on foreign currency remeasurement	5,646	93	7,415	138
Gain (loss) on short-term investments	(4,045)	—	(5,806)	—
Other, net	(20)	(249)	(55)	408

Total other income (expense), net	$1,906	$(473)	$1,738	$14
Income before income tax	$(46,078)	$21,259	$(21,562)	$47,366

Income tax (expense) benefit	12,022	(2,837)	6,000	(9,528)

Net income (loss)	$(34,056)	$18,422	$(15,562)	$37,838

Other comprehensive income (expense):
Pension adjustments, net of tax	239	15	(287)	(40)
Gain (loss) on foreign currency translation	(3,526)	(114)	(4,972)	1,215

Comprehensive income (loss)	$(37,343)	$18,323	$(20,821)	$39,013

Earnings per share:
Basic	$(13.75)	$8.32	$(6.28)	$17.09
Diluted	$(13.75)	$8.32	$(6.28)	$17.09
Weighted average shares outstanding:
Basic	2,477,672	2,214,522	2,477,672	2,214,522
Diluted	2,477,672	2,214,522	2,477,672	2,214,522

(1)	Excluding depreciation and amortization

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(in thousands of U.S. Dollars) (unaudited)

	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$192,908	$242,060
Short-term investments	91,526	—
Accounts receivable, net	19,747	21,875
Prepaid expenses, and other assets	7,552	6,817

Total current assets	$311,733	$270,752
Property and equipment, net	369	384
Operating lease right-of-use assets, net	5,268	6,830
Intangible assets, net	50,057	53,679
Goodwill	633,965	633,965
Deferred tax asset	2,002	2,616
Other non-current assets	1,435	1,582

Total assets	$1,004,829	$969,808

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	14,116	14,752
Short-term operating lease liabilities	3,127	3,076
Contract liabilities	1,612	2,246
Litigation accrual and other current liabilities	77,687	730

Total current liabilities	$96,542	$20,804
Long-term borrowings with related party	38,673	42,176
Long-term operating lease liabilities	3,011	4,688
Deferred tax liabilities, net	15,905	28,309
Other non-current liabilities	7,642	9,953

Total liabilities	$161,773	$105,930

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	671,831	671,831
Accumulated other comprehensive income	17,774	23,033
Retained earnings	132,254	147,816

Total shareholders’ equity	$843,056	$863,878

Total liabilities and shareholders’ equity	$1,004,829	$969,808

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of U.S. Dollars, except share amounts) (unaudited)

	Common shares	Common stock	Additional paid-in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
Three months ended
As of April 1, 2021	2,214,522	18,924	588,064	24,089	89,124	720,201
Net Income	—	—	—	—	18,422	18,422
Pension adjustments, net of tax	—	—	—	15	—	15
Gain (loss) on foreign currency translation, net of tax	—	—	—	(114)	—	(114)

As of June 30, 2021	2,214,522	18,924	588,064	23,990	107,546	738,524
Three months ended
As of April 1, 2022	2,477,672	21,198	671,831	21,061	166,311	880,401
Net Income	—	—	—	—	(34,056)	(34,056)
Pension adjustments, net of tax	—	—	—	239	—	239
Gain(loss) on foreign currency translation, net of tax	—	—	—	(3,526)	—	(3,526)

As of June 30, 2022	2,477,672	21,198	671,831	17,774	132,254	843,057

	Common shares	Common stock	Additional paid-in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
Six months ended
As of January 1, 2021	2,214,522	18,924	588,064	22,815	69,708	699,511
Net Income	—	—	—	—	37,838	37,838
Pension adjustments, net of tax	—	—	—	(40)	—	(40)
Gain(loss) on foreign currency translation, net of tax	—	—	—	1,215	—	1,215

As of June 30, 2021	2,214,522	18,924	588,064	23,990	107,546	738,524
Six months ended
As of January 1, 2022	2,477,672	21,198	671,831	23,033	147,816	863,878
Net Income	—	—	—	—	(15,562)	(15,562)
Pension adjustments, net of tax	—	—	—	(287)	—	(287)
Gain(loss) on foreign currency translation	—	—	—	(4,972)	—	(4,972)

As of June 30, 2022	2,477,672	21,198	671,831	17,774	132,254	843,057

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co, Ltd.

Condensed Consolidated Statements of Cash Flows

(in thousands of U.S Dollars) (unaudited)

	Six months ended June 30,
	2022	2021
Cash flow from (used in) operating activities:
Net Income	$(15,562)	$37,838
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,706	13,345
(Gain)Loss on foreign currency remeasurement	(7,415)	(138)
(Gain)Loss on short-term investments	5,806	—
Deferred taxes	(11,988)	522
Working capital adjustments:
Accounts receivable	493	(8,966)
Prepaid expenses, other current and non-current assets	(844)	503
Accounts payable, accrued expenses and other payables	904	794
Contract liabilities	(634)	(521)
Income tax payable	—	(5,602)
Other current and non-current liabilities	75,046	6,065

Net cash flows from (used in) operating activities	$49,512	$43,840
Cash flow from (used in) investing activities:
Purchases of intangible assets	(3)	(1)
Purchases of property and equipment	(99)	(82)
Disposals of property and equipment	6	3
Purchases of short-term investments	(235,391)	—
Sales of short-term investments	141,001	—

Net cash flows from (used in) investing activities	$(94,486)	$(80)
Cash flow from (used in) financing activities:
Net cash flows from (used in) financing activities:	—	—

Net foreign exchange difference on cash and cash equivalents	(4,178)	(690)

Net increase (decrease) in cash and cash equivalents	$(49,152)	$43,070

Cash and cash equivalents at beginning of period	$242,060	$63,188
Cash and cash equivalents at end of period	$192,908	$106,258

Cash paid during year for:
Interest	—	—
Income taxes	$9,334	$13,646

See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co, Ltd.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1: Description of business

Background and nature of operations

DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “our” or “the Company,”) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. The remaining 32.9% of our outstanding shares are held by STIC Special Situation Private Equity Fund (“STIC”, 20.2%) and the remainder by participants in our IPO (12.7%). In 2017, DDI acquired DoubleDown Interactive, LLC (“DDI-US”) from International Gaming Technologies (“IGT”) for approximately $825 million. DDI-US, with its principal place of business located in Seattle, Washington, is our primary revenue-generating entity.

We develop and publish digital gaming content on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic, DoubleDown Fort Knox and Undead World within various formats.

Initial Public Offering

On September 2, 2021, DoubleDown Interactive Co., Ltd. filed its initial public offering (the “Offering”) of 6,316,000 American Depositary Shares (the “ADSs”), each representing 0.05 common share, with par value of ~~W~~10,000 per share, of the Company, at a price to the public of $18.00 per ADS, before underwriting discounts and commissions. The number of ADSs sold by the Company was 5,263,000, and the number of ADSs sold by STIC Special Situation Diamond Limited, the selling shareholder in the Offering (the “Selling Shareholder”), was 1,053,000. The net proceeds to us from this offering was approximately $86.0 million, after deducting the underwriting discounts and commissions and the offering expenses in the aggregate of approximately $8.7 million.

Prior to this offering, there has been no public market for our common shares or ADSs. Our ADSs trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DDI.”

Basis of preparation and consolidation

Our unaudited condensed consolidated financial statements include all adjustments of a normal, recurring nature necessary for the fair presentation of the results for the interim periods presented. The results for the interim period presented are not necessarily indicative of those for the full year. The condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

The condensed consolidated financial statements include the balances and accounts of DDI and our controlled subsidiaries. All significant inter-company transactions, balances and unrealized gains or losses have been eliminated. We view our operations and manage our business as one operating segment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our management to make estimates and assumptions that affect financial statements and accompanying notes. We regularly evaluate estimates and assumptions related to provisions for income taxes, revenue recognition, expense accruals, deferred income tax asset valuation allowances, valuation of goodwill and intangibles, and legal contingencies. We base our estimates and assumptions on current facts, historical experience, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.

The actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment due to recent unrest in the eastern Europe region.

Functional currency and translation of financial statements

Our functional currency is the Korean Won (“KRW”) and the U.S. Dollar (“dollar,” “USD,” “US$,” or “$”) is the functional currency of our United States subsidiaries. The accompanying consolidated financial statements are presented in USD.

The consolidated balance sheets have been translated at the exchange rates prevailing at each balance sheet date. The consolidated statement of comprehensive income and statement of cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. The equity capital is denominated in the functional currency, KRW, and is translated at historical exchange rates. All translation adjustments resulting from translating into the reporting currency are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in other income (expense).

Intercompany monetary items denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date with the gain or loss arising on translation recorded to other income (expense). Intercompany non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. When we parenthetically disclose USD amounts for certain financial instruments denominated in KRW for the benefit of the reader, we use the exchange rates in effect as of June 30, 2022, unless otherwise noted.

Financial instruments and concentration of credit risk

Financial instruments, which potentially expose us to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable.

Accounts receivable are recorded and carried at the net invoiced amount, which is net of platform payment processing fees, unsecured, and represent amounts due to us based on contractual obligations where an executed contract exists. We do not require collateral and have not recognized an allowance as management estimates the net receivable is fully collectible. Apple, Inc. (“Apple”), Facebook, Inc. (“Facebook”), and Google, LLC (“Google”) represent significant distribution, marketing, and payment platforms for our games. A substantial portion of our revenue was generated from players who accessed our games through these platforms and a significant concentration of our accounts receivable balance is comprised of balances owed to us by these platforms.

	Revenue Concentration
	Three months ended June 30,		Six Months ended June 30,
	2022	2021	2022	2021
Apple	54.5%	50.5%	54.3%	50.9%
Facebook	24.2%	26.4%	24.2%	26.6%
Google	18.6%	19.6%	18.7%	19.3%

The following table summarizes the percentage of revenues and accounts receivable generated via our platform providers in excess of 10% of our total revenues and total accounts receivable:

	Accounts Receivable concentration
	As of June 30,	As of December 31,
	2022	2021
Apple	56.0%	55.6%
Facebook	22.6%	23.7%
Google	17.7%	17.5%

Note 2: Revenue from Contracts with Customers

Our social and mobile apps operate on a free-to-play model, whereby game players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. If a game player wishes to obtain virtual currency above and beyond the level of free virtual currency available to that player, the player may purchase additional virtual currency. Once a purchase is completed, the virtual currency is deposited into the player’s account and is not separately identifiable from previously purchased virtual currency or virtual currency obtained by the game player for free.

Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than gameplay within our apps. When virtual currency is played on any of our games, the game player could “win” and would be awarded additional virtual currency or could “lose” and lose the future use of that virtual currency. We have concluded that our virtual currency represents consumable goods, because the game player does not receive any additional benefit from the games and is not entitled to any additional rights once the virtual currency is substantially consumed.

Control transfers when the virtual currency is consumed for gameplay. We recognize revenue from player purchases of virtual currency based on the consumption of this currency. We determined through a review of play behavior that game players generally do not purchase additional virtual currency until their existing virtual currency balances, regardless of source (e.g., bonus currency, gifted currency through social media channels, daily free chips, etc.), have been substantially consumed.

Based on an analysis of customers’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding, we are able to estimate the rate that virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model with the period between purchases representing the timing difference between virtual currency purchase and consumption. This timing difference is relatively short.

We continuously gather and analyze detailed customer play behavior and assess this data in relation to our judgments used for revenue recognition.

Disaggregation of revenue

We believe disaggregation of our revenue based on platform and geographical location are appropriate categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

The following table represents our disaggregation of revenue between mobile and web platforms (in thousands):

	Three months ended June 30,		Six Months ended June 30,
	2022	2021	2022	2021
Mobile	$60,753	$67,317	$124,883	$137,321
Web	19,817	25,911	41,173	52,574

Total	$80,570	$93,228	$166,056	$189,895

The following table presents our revenue disaggregated based on the geographical location of our players (in thousands):

	Three months ended June 30,		Six Months ended June 30,
	2022	2021	2022	2021
U.S. (1)	$70,661	$80,432	$144,349	$164,094
International	9,909	12,796	21,707	25,801

Total	$80,570	$93,228	$166,056	$189,895

(1)	Geographic location is presented as being derived from the U.S. when data is not available

Contract assets, contract liabilities and other disclosures

Customer payments are based on the payment terms established in our contracts. Payments for purchase of virtual currency are required at time of purchase, are non-refundable and relate to non-cancellable contracts that specify our performance obligations. All payments are initially recorded as revenue, as the player has no right of return after the purchase, consistent with our standard terms and conditions. Based on our analysis, at each period end, we estimate the number of days to consume virtual currency. This represents the revenue amount where the performance obligation has not been met and is deferred as a contract liability until we satisfy the obligation. The contract asset consists of platform fees for which revenue has not been recognized. For subscription revenue, the remaining portion of the daily ratable monthly subscription is recorded as a contract liability and the applicable platform fees as a contract asset.

The following table summarized our opening and closing balances in contract assets and contract liabilities (in thousands):

	As of June 30,	As of December 31,
	2022	2021
Contract assets (1)	$484	$674
Contract liabilities	1,612	2,246

(1)	Contract assets are included within prepaid expenses and other assets in our consolidated balance sheet.

Note 3: Short-term investments

The Company holds investments in marketable securities with the intention of selling these investments within a relatively short period of time (3-6 months). At June 30, 2022, our investments were comprised of bonds held for trading purposes. As such, gains or losses from holding or trading these securities are recognized in the Statements of Income.

Note 4: Goodwill and intangible assets

There were no changes to the carrying amount of goodwill in the three months ended June 30, 2022.Changes in the carrying amount of intangible assets were as follows (in thousands):

		June 30, 2022			December 31, 2021
	Useful life	Gross amount	Accum. Amort	Net Amount	Gross amount	Accum. Amort	Net Amount
Trademarks	indefinite	$50,000	$—	$50,000	$50,000	$—	$50,000
Customer relationships	4 years	75,000	(75,000)	—	75,000	(75,000)	—
Purchased technology	5 years	45,423	(45,423)	—	45,423	(41,811)	3,612
Development costs	3 years	9,486	(9,486)	—	9,486	(9,486)	—
Software	4 years	2,459	(2,403)	56	2,463	(2,396)	67

Total		$182,368	$(132,312)	$50,056	$182,372	$(128,693)	$53,679

The following reflects amortization expense related to intangible assets included with depreciation and amortization:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Amortization Expense	1.4 million	5.8 million	3.6 million	13.2 million

Note 5: Debt

4.60% Senior Notes due to related party due 2024

The 4.60% Senior Notes due to related party, which collectively total KRW100 billion (US$77 million) at inception, accrue 4.60% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity (May 27, 2024).

	As of June 30,	As of December 31,
	2022	2021
4.60% Senior Notes due to related party due 2024	$38,673	$42,176

Total debt	$38,673	42,176
Less: Short-term debt	—	—

Total Long-term debt	$38,673	$42,176

Note 6: Fair value measurements

The carrying values of our accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

Our cash equivalents (Level 1 estimate) were comprised of money market funds totaling $192.5 million and short-term investments (a Level 2 estimate) were comprised of short-term bonds totaling $91.5 million as of June 30, 2022. As of December 31, 2021, our cash and cash equivalents totaled $242.1 million and consisted of money market and Korean market government bonds. We rely on credit market data to track interest rates for other entities with similar risk profiles.

As of June 30, 2022 and December 31, 2021, we believe the fair value of our senior notes (a Level 3 estimate) approximates carrying value due to the nature of the instruments and the lack of meaningful change to our credit profile.

Note 7: Income taxes

We are subject to federal and state income taxes in Korea and the United States. We account for our provision for income taxes in accordance with ASC 740, Income Taxes, which requires an estimate of the annual effective tax rate for the full year to be applied to the interim period, taking into account year-to-date amounts and projected results for the full year.

Our effective tax rate varies from the statutory Korean income tax rate due to the effect of foreign rate differential, withholding taxes, state and local income taxes, foreign derived intangible income (FDII) deduction, research and development credits, and a valuation allowance on Korean deferred tax assets. Our effective tax rate could fluctuate significantly from quarter to quarter based on variations in the estimated and actual level of pre-tax income or loss by jurisdiction, changes in enacted tax laws and regulations, and changes in estimates regarding non-deductible expenses and tax credits. As of June 30, 2022, and December 31, 2021, we have provided a valuation allowance against our net deferred tax assets that we believe, based on the weight of available evidence, are more likely than not to be realized.

The income tax benefit of $12.0 million for the three months ended June 30, 2022, reflects an effective tax rate of 26.1%, which is higher than the effective tax rate of 13.3% for the three months ended June 30, 2021. The increase in rate from 2021 to 2022 is primarily due to an increase in the state effective tax rate in 2022 and a discrete valuation allowance release on Korean tax attributes of $2.7 million in 2021.

The income tax benefit of $6.0 million for six months ended June 30, 2022, reflects an effective tax rate of 27.8%, which is higher than the effective tax rate of 20.1% for the six months ended June 30, 2021. The increase in rate from 2021 to 2022 is primarily due to an increase in the state effective tax rate in 2022 and a discrete valuation allowance release on Korean tax attributes of $2.7 million in 2021.

Note 8: Net Income per share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods. There were no potentially dilutive securities outstanding in either period presented.

Note 9: Leases

We are lessee for corporate office space in Seattle, Washington and Seoul, Korea. The lessor for our Seoul, Korea leases is our parent, DoubleU Games (see Note 11). Our leases have remaining terms of fifteen to twenty eight months. We do not have any finance leases. Our total variable and short-term lease payments are immaterial for all periods presented.

The Seattle, Washington lease originated in July 2012 and consists of 49,375 square feet. The lease will expire in October 2024.

In February 2019, we executed new subleases with our parent, DUG, for 21,218 square feet of office space in Gangnam-gu, Seoul, Korea. The lease term will expire in September 2023.

Supplemental balance sheet and cash flow information related to operating leases is as follows (in thousands):

	As of June 30, 2022	As of December 31, 2021
Operating lease right-of-use asset	$6,138	$7,764
Accrued rent	870	934

Total operating lease right-of-use asset, net	$5,268	$6,830

Short-term operating lease liabilities	3,127	3,076
Long-term operating lease liabilities	3,011	4,688

Total operating lease liabilities	$6,138	$7,764

Supplemental cash flow information related to leases was as follows (in thousands):

	Six months ended	Six months ended
	June 30, 2022	June 30, 2021
Cash paid for amounts included in the measurement of operating lease liabilities	1.6 million	1.7 million

Note 10: Accumulated other comprehensive income

Changes in accumulated other comprehensive income (AOCI) by component for the three and six months ended June 30, 2022 and 2021 were as follows (in thousands):

Three months ended June 30, 2021	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at April 1, 2021	$25,136	$(1,047)	$24,089
Foreign currency translation gain/(loss)	(114)	—	(114)
Actuarial gain/(loss), net of tax	—	15	15

Balance as of June 30, 2021	$25,022	$(1,032)	$23,990

Three months ended June 30, 2022	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at April 1, 2022	$22,865	$(1,804)	$21,061
Foreign currency translation gain/(loss)	(3,526)	—	(3,526)
Actuarial gain/(loss), net of tax	—	239	239

Balance as of June 30, 2022	$19,339	$(1,565)	$17,774

Six months ended June 30, 2021	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at January 1, 2021	$23,807	$(992)	$22,815
Foreign currency translation gain/(loss)	1,215	—	1,215
Actuarial gain/(loss), net of tax	—	(40)	(40)

Balance as of June 30, 2021	$25,022	$(1,032)	$23,990

Six months ended June 30, 2022	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at January 1, 2022	$24,311	$(1,278)	$23,033
Foreign currency translation gain/(loss)	(4,972)	—	(4,972)
Actuarial gain/(loss), net of tax	—	(287)	(287)

Balance as of June 30, 2022	$19,339	$(1,565)	$17,774

We do not tax effect foreign currency translation gain/(loss) because we have determined such gain/(loss) is permanently reinvested.

Note 11: Commitments and contingencies

Legal contingencies

On April 12, 2018, a class-action lawsuit was filed against DDI-US demanding a return of unfair benefit under the pretext that the Company’s social casino games are not legal in the State of Washington, United States. Similar class-action lawsuits were concurrently filed with certain of our competitors, certain of which, announced settlements which the court has recently approved.

In August 2018, we filed a Motion to Compel Arbitration, which was denied and immediately appealed in December 2018. We were granted a Motion to Stay pending appeal in February 2019. In October 2019, a court date was issued and subsequently abated as the Ninth Circuit Appeals court hears the oral arguments and a resolution of appeal is determined in a similar case with one of our competitors. On January 29, 2020, the Ninth Circuit affirmed the District Court’s denial of arbitration, thereby denying our appeal to compel arbitration. The case is now in District Court. On June 17, 2020, we filed a motion in the United States District Court for the Western District of Washington, which, if granted, would certify certain questions of state law to the Washington State Supreme Court for interpretation in accordance with applicable state law. On August 11, 2020, the District Court denied DDI-US’s motion to certify certain questions to the Washington State Supreme Court. We subsequently filed a motion for reconsideration of this ruling. On August 13, 2020, DDI-US filed a motion to strike the plaintiffs’ nationwide class allegations, which was noted for consideration on October 2, 2020. On September 10, 2020, DDI-US filed a motion to dismiss under Fed. R. Civ P. 12 (B)(1) and a motion to abstain asking the District Court to stay this lawsuit pending the resolution of a Declaratory Judgment action filed by DDI-US (and IGT) in the Washington State Superior Court seeking a ruling on certain relevant issues under Washington state law, which was noted for consideration on October 2, 2020. No date for a hearing on these motions has been set. Additional discovery has continued, including but not limited to, our issuance of discovery to plaintiffs. On January 15, 2021, our motion for reconsideration was denied. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction. On March 19, 2021, our motion to strike the nationwide class allegations was denied. Discovery in the federal court case has commenced and is continuing. On April 25, 2021, plaintiffs filed their Second Amended Complaint, changing their allegations to include an additional corporate entity of co-defendant, IGT. DDI-US served plaintiffs with its expert disclosures and filed an Opposition to Plaintiffs’ Motion for Class Certification and Preliminary Injunction on May 11, 2021. On June 29, 2021, the court denied the Company’s motion for the certification of an interlocutory appeal from the court’s order denying the Company’s Motion to Strike Nationwide Class Action Allegations. On July 9, 2021, Double Down moved for relief from the upcoming settlement deadline and dispositive motions deadline. On July 19, 2021, the court extended the discovery completion and settlement conference deadlines to August 24, 2021 and September 7, 2021, respectively, and struck all subsequent case management deadlines, including the dispositive motion deadline and the trial date. The court stated in its July 19, 2021 order that it would reset case management deadlines after various motions, including plaintiffs’ motion for class certification and preliminary injunction, and Double Down’s renewed motion to stay pending arbitration, have been decided. On August 19, 2021, plaintiffs filed a motion for sanctions and request for evidentiary hearing, regarding alleged spoliation of electronic documents by Double Down. Double Down disputes the allegations and has responded. The parties have filed various other motions and engaged in discovery, including depositions and expert discovery. No trial date has been set at this time. We dispute any allegation of wrongdoing and will continue to vigorously defend ourselves in this matter.

IGT tendered its defense of the lawsuit to Double Down and sought indemnity for any damages from the lawsuit, based on various agreements associated with IGT’s sale of Double Down. Double Down had previously tendered its defense to IGT and sought indemnity from it. The parties entered into a standstill or tolling agreement, which expired on September 1, 2021, and was extended by agreement until October 1, 2021. On December 20, 2021, IGT submitted a demand for mediation to Double Down. On June 16, June 24, and July 5, the parties or the plaintiffs moved for stays.

The case is subject to significant uncertainties. In determining the likelihood of a loss and/or the measurement of any loss or range of loss, we evaluated (1) the facts and circumstances known to us, including information regarding the likelihood of a settlement and the outcome of discussions relating to indemnification by co-defendants, (2) the current state of the proceedings, including outstanding motions for certification of a class, or denial thereof, and other relevant events and developments, (3) the advice and analyses of counsel and other advisors, and (4) the assumptions and judgment of management, all of which involve a series of complex judgments about potential future events with multiple outcomes. In accordance with ASC 450-20, the Company established an accrual for this loss contingency of $3.5 million during 2021. In Q2 2022, as a result of ongoing discussions with the parties to these matters, including non-binding mediation, the Company recorded an additional charge of $71.5 million, which was included in General and Administrative expenses, reflecting an increase in the low end of the reasonably possible range of loss of $75 million to

$201.5 million associated with legal proceedings. The Company will continue to evaluate the appropriateness of the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto.

NEXRF brought suit alleging patent infringement of certain patents for gaming applications used by defendants. Davis Wright Tremaine LLP represents all three defendants. The defendants were served with the lawsuit on January 8, 2021. The defendants filed a motion to dismiss plaintiffs’ complaint on April 29, 2021, arguing that the asserted patents are not patent-eligible because they are drawn to an abstract idea. The defendants also filed a motion to stay discovery pending resolution of the motion to dismiss. During the pendency of the defendants’ motions, however, a federal court in Nevada issued an order invalidating the asserted patents on the basis of patent ineligibility. NEXRF appealed this ruling to the Federal Circuit, and the Federal Circuit affirmed the Nevada court’s invalidity finding. Due to the invalidation of the patents-in-suit, NEXRF agreed to dismiss the lawsuit against the DoubleDown entities. On July 26, 2022, the court entered dismissal of the DoubleDown entities with prejudice. The case is concluded.

Publishing and license agreements

DoubleU Games

We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleU Games License Agreement, DoubleU Games grants us an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. As of June 30, 2022, we licensed approximately 57 game titles under the terms of this agreement.

International Gaming Technologies (“IGT”)

In 2017, we entered into a Game Development, Distribution, and Services agreement with IGT, and it was subsequently amended on January 1, 2019. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we pay IGT a royalty rate of 7.5% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. We also pay a monthly fee for porting. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the three months ended June 30, 2022 and 2021 totaled $2.3 million and $3.0 million, respectively, and are recognized as a component of cost of revenue, and six months ended June 30, 2022 and 2021 totaled $5.0 million and $6.0 million, respectively, and are recognized as a component of cost of revenue

Note 12: Related party transactions

Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease previously described. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements.

The following is a summary of expenses charged by our parent, DoubleU Games (in thousands):

	Three months ended June 30,		Six months ended June 30,		Statement of
	2022	2021	2022	2021	Income and Comprehensive Income Line Item
Royalty expense	$852	$1,028	$1,690	$2,162	Cost of revenue
Interest expense	454	513	925	1,022	Interest expense
Rent expense	320	356	655	712	General and administrative expense
Other expense	60	64	114	99	General and administrative expense

Amounts due to our parent, DUG, are as follows (in thousands):

	At June 30,	At December 31,	Statement of Consolidated
	2022	2021	Balance Sheet Line Item
4.6% Senior Notes with related party	$38,673	$42,176	Long-Term borrowing with related party

Royalties and other expenses	467	511	A/P and accrued expenses
Short-term lease liability	1,290	1,309	Short-term operating lease liabilities
Accrued interest on 4.6% Senior Notes with related party	6,800	6,454	Other non-current liabilities
Long-term lease liability	338	1,078	Long-term lease liabilities

Note 13: Defined benefit pension plan

We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final waged-based pension plan, which provides a specified amount of pension benefit based on length of service. The total benefit obligation of $3.7 million and $3.4 million was included in other non-current liabilities as of June 30, 2022 and December 31, 2021, respectively, and the change in actuarial gains or losses, which is not significant, was included in other comprehensive income. The plan is funded.